Exhibit 99.1
company statement

2 April 2007	For media enquiries please call Peter Baker on: Tel: (02) 8274 5304. For analyst enquiries please call Steve Ashe on: Tel: (02) 8274 5246 Mob: 0408 164 011.
James Hardie names new Chairman
James Hardie announced today that Don DeFosset has been appointed Chairman of the company’s Supervisory and Joint Boards (the Board) effective 1 April 2007.
Mr DeFosset replaces John Barr who was appointed Acting Chairman following the resignation of Meredith Hellicar from the Board on 20 February 2007.
Mr DeFosset was appointed to the Board on 14 December 2006 and has broad experience in the home building and finance, energy, automotive, and industrial sectors. He is a former Chairman, President and CEO of Walter Industries, Inc and previously served in executive positions at other companies including AlliedSignal and Rockwell International. Currently he is a Board member of Regions Financial Corporation and Terex Corporation.
Mr Barr will continue as a non-executive Board member and has been re-appointed Chairman of the Remuneration Committee.
Donald McGauchie, who has been Acting Deputy Chairman since 20 February 2007, has been named Deputy Chairman of the Board, and remains Chairman of the Nominating and Governance Committee.
END

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Media Enquiries:
Peter Baker

Telephone:	61 2 8274 5304
Email:	media@jameshardie.com.au
Facsimile:	61 2 8274 5218
Investor and Analyst Enquiries:
Steve Ashe — Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
www.jameshardie.com
Disclaimer
This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;
•	expectations with respect to the effect on our financial statements of those payments;
•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;
•	expectations that our credit facilities will be extended or renewed;
•	projections of our operating results or financial condition;
•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;
•	statements about our future performance; and
•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 5 of our Form 20-F filed on 29 September 2006 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos provision; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of regulation S-K. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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